                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
       PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  STATEMENT ON
                                  SCHEDULE 13D
                                 AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               ------------------

                               SEDGWICK GROUP PLC
                            (NAME OF SUBJECT COMPANY)
                        MARSH & MCLENNAN COMPANIES, INC.
                                    (BIDDER)
                      ORDINARY SHARES OF 10 PENCE EACH AND
               AMERICAN DEPOSITARY SHARES, EACH REPRESENTING FIVE
                        ORDINARY SHARES AND EVIDENCED BY
                          AMERICAN DEPOSITARY RECEIPTS
                         (TITLE OF CLASS OF SECURITIES)
                           815673108 (ORDINARY SHARES)
                     315673207 (AMERICAN DEPOSITARY SHARES)
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              GREGORY F. VAN GUNDY
                          GENERAL COUNSEL AND SECRETARY
                           1166 AVENUE OF THE AMERICAS
                          NEW YORK, NEW YORK 10036-2774
                                 (212) 345-5000
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
           TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                   COPIES TO:

              DAVID J. FRIEDMAN                          MARK RAWLINSON
             MICHAEL E. HATCHARD                          FRESHFIELDS
  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP              65 FLEET STREET
              919 THIRD AVENUE                      LONDON EUY 1HS, ENGLAND
          NEW YORK, NEW YORK 10022                   (011) 44-171-936-4000
               (212) 735-3000

                            CALCULATION OF FILING FEE

================================================================================
           TRANSACTION VALUATION*                     AMOUNT OF FILING FEE**
--------------------------------------------------------------------------------
                $180,658,083                                 $36,132
================================================================================

* Estimated for purposes of calculating the filing fee only. Based on the offer to purchase 3,269,200 American Depositary Shares (each representing five Ordinary Shares) and 31,733,330 ordinary shares ("Ordinary Shares") of 10 pence each of Sedgwick Group plc ("Sedgwick") held by U.S. residents at pound sterling 11.25 per American Depositary Share and 225 pence per Ordinary Share and the multiplication of such aggregate purchase price by the currency exchange rate of pound sterling 1=$1.67 (such currency exchange rate being derived from The Wall Street Journal dated September 3, 1998). Such number of American Depositary Shares represents all American Depositary Shares of Sedgwick outstanding as of September 3, 1998 and such number of Ordinary Shares exceeds the estimate by Sedgwick of the aggregate number of outstanding Ordinary Shares held by United States residents.

**    1/50 of 1% of Transaction Valuation.

/ / Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ...........................    N/A
Form or Registration No.: .........................    N/A
Filing Party: .....................................    N/A
Date Filed: .......................................    N/A

----------------------------------------------------
CUSIP NO.   815673108 (ORDINARY SHARES)
            315673207 (AMERICAN DEPOSITARY SHARES)
----------------------------------------------------


--------------------------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Marsh & McLennan Companies, Inc. (I.R.S. Identification No. 36-2668272)
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2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP                     (a) / /
                                                                         (b) / /
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3.    SEC USE ONLY
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4.    SOURCES OF FUNDS

      BK
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5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                           / /
      IF REQUIRED PURSUANT TO ITEM 2(e) OR 2(f)
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6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      State of Delaware
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7.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      278,796,998
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8.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)                           / /
      EXCLUDES CERTAIN SHARES
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9.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)

      50.3%
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10.   TYPE OF REPORTING PERSON

      CO
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                                       2

Item 1.  Security and Subject Company.

      (a) The name of the subject company is Sedgwick Group plc ("Sedgwick"), a public limited company incorporated and registered in England and Wales. The address of its principal executive offices is Sackville House, 143-149 Fenchurch Street, London EC3M 6BN, England.

      (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer (the "Offer") by Marsh & McLennan Companies, Inc., a Delaware Corporation ("Marsh & McLennan"), to purchase all of the outstanding (a) ordinary shares of 10 pence each of Sedgwick ("Sedgwick Shares") and (b) American Depositary Shares of Sedgwick ("Sedgwick ADSs"), each representing five Sedgwick Shares and evidenced by American Depositary Receipts. As of February 17, 1998, 553,871,226 Sedgwick Shares were issued and outstanding, including ordinary shares represented by Sedgwick ADSs. The Sedgwick Shares and the Sedgwick ADSs are collectively referred to herein as the "Sedgwick Securities." Simultaneously with the Offer, Marsh & McLennan is also offering to purchase all outstanding 7.25% Convertible Bonds due 2008 of Sedgwick (the "Convertible Bonds") at a price of 123 pence for every pound sterling 1 nominal amount of the Convertible Bonds. As of December 31, 1997, the outstanding principal amounts of the Convertible Bonds was pound sterling 41,500,000. The Convertible Bonds are not registered under the Securities Act of 1933, as amended. The Offer is subject to the terms and conditions set forth in the Offer to Purchase dated September 4, 1998 (the "Offer to Purchase"), a copy of which is filed as Exhibit (a)(1) hereto, the related Letter of Transmittal, a copy of which is filed as Exhibit
(a)(2) hereto and the related Forms of Acceptance, copies of which are filed as Exhibit (a)(3) hereto. Information concerning the Sedgwick Securities is set forth in Section 16 under the caption "Sources of information and bases of calculation" in Appendix VI to the Offer to Purchase and is incorporated herein by reference. Information concerning the consideration being offered therefor and the conversion thereof from pounds sterling to U.S. dollars is set forth in
Section 2 under the caption "The Offers" and in Section 19(f) under the caption "Currency of cash consideration" in the letter, dated September 4, 1998 ("Letter"), from Morgan Guaranty Trust Company of New York ("J.P. Morgan") and Donaldson, Lufkin & Jenrette International ("DLJ") contained in the Offer to Purchase and is incorporated herein by reference.

      (c) The information set forth in Appendix V entitled "Certain Market, Dividend and Exchange Rate Information" to the Offer to Purchase is incorporated herein by reference.

Item 2.  Identity and Background.

      (a) through (d) and (g). This statement is filed by Marsh & McLennan. The information set forth in "Information on the Marsh & McLennan Group" in the Letter and "Financial Information on Marsh & McLennan" in Appendix IV of the Offer to Purchase and in Section 2 under the caption "Directors and executive officers of Marsh & McLennan and Sedgwick" in Appendix VI to the Offer to Purchase is incorporated herein by reference.

      (e) and (f). During the last five years, neither Marsh & McLennan, nor any of the directors or officers of Marsh & McLennan listed in Section 2 under the caption "Directors and executive officers of Marsh & McLennan and Sedgwick" in Appendix VI to the Offer to Purchase, has been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

      (a) To the best of Marsh & McLennan's knowledge, there have been no transactions with Sedgwick required to be set forth in this Item.

      (b) The information set forth under the caption "Background to and reasons for recommending the Offers" in the Letter, dated September 4, 1998, from the Chairman of Sedgwick contained in the Offer to Purchase (the "Sedgwick Letter"), in Section 3 under the caption "Reasons for the Offers" in the Letter and in
Section 6 under the caption "Background to the Offers" in Appendix VI to the Offer to Purchase is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

      (a) through (c). The information set forth in Section 7 under the caption "Financing arrangements" in Appendix VI to the Offer to Purchase is incorporated herein by reference.

Item 5.  Purpose of the Tender Offer and Plans or Proposals of the Bidder.

      (a) through (g). The information set forth under the captions "Background to and reasons for recommending the Offers" and "Management and employees" in the Sedgwick Letter; in Section 5 under the caption "Terms and Conditions of the Offers" and Section 13 under the caption "Employee matters and share schemes" in the Letter; and in Section 6 under the caption "Background to the Offers,"
Section 8 under the caption "Compulsory acquisition" and Section 9 under the caption "Certain consequences of the Offers" in Appendix VI to the Offer to Purchase, is incorporated herein by reference.

      (f) and (g). The information set forth in Section 9 under the caption "Certain consequences of the Offers" in Appendix VI to the Offer to Purchase is incorporated herein by reference.

Item 6.  Interest in Securities of the Subject Company.

      (a) through (b). The information set forth in Section 4 under the caption "Irrevocable undertakings and conditional purchases" in the Letter and Section 4 under the caption "Shareholdings and dealings in relevant Sedgwick Securities and Sedgwick Convertible Bonds" in Appendix VI to the Offer to Purchase is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

      The information set forth under the captions "Rule 10b-13 Exemption" on page 5 of the Offer to Purchase, "Recommendation" and "Sedgwick Share Option Schemes" in the Sedgwick Letter; "Irrevocable undertakings and conditional purchases" in the Letter; and the information set forth in under the captions "Background to the Offers" and under the caption "Shareholdings and dealings in relevant Sedgwick Securities and Sedgwick Convertible Bonds" in Appendix VI to the offer to Purchase, is incorporated herein by reference. Except as set forth under those captions, neither Marsh & McLennan, nor to the best knowledge of Marsh & McLennan, any of the persons listed under the caption "Directors and executive officers of Marsh & McLennan and Sedgwick" in Appendix VI to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any Sedgwick Securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies).

Item 8.  Persons Retained, Employed or to Be Compensated.

      The information set forth in Section 14 under the caption "Fees and expenses" in Appendix VI to the Offer to Purchase is incorporated herein by reference.

Item 9.  Financial Statements of Certain Bidders.

      The information set forth in Appendix IV entitled "Financial Information on Marsh & McLennan" in the Offer to Purchase is incorporated herein by reference.

Item 10. Additional Information.

      (a) and (e) Not applicable.

      (b) and (c) The information set forth in Section 10 under the caption "Legal and regulatory matters" in Appendix VI to the Offer to Purchase is incorporated herein by reference.

      (d) The information set forth in Section 9(c) under the caption "Margin securities" in Appendix VI to the Offer to Purchase is incorporated herein by reference.

      (f) Reference is made to the information set forth in the Offer to Purchase, the Letter of Transmittal and the Form of the Acceptance, which is incorporated herein by reference.

Item 11. Material to be Filed as Exhibits.

      (a)  (1)   Offer to Purchase dated September 4, 1998.

           (2)   Form of Letter of Transmittal.

           (3)   Forms of Acceptance, Authority and Election Relating to the
                 Offer.

           (4)   Form of Notice of Guaranteed Delivery.

           (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

           (6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

           (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (8) Text of press announcement issued by Marsh & McLennan and Sedgwick, dated August 25, 1998.

           (9)   Text of press release of Marsh & McLennan, dated August 25,
                 1998.

           (10) Summary advertisement published in the U.S., dated September 4, 1998.

           (11) Newspaper advertisement published in the U.K., dated September 4, 1998.

      (b) Credit Agreement, dated as of August 24, 1998, among Marsh & McLennan Companies Inc., the Lenders Party Thereto, and Morgan Guaranty Trust Company of New York, as Administrative Agent.

      (c)  (1)   Form of Irrevocable Undertaking executed by certain directors of Sedgwick.

           (2) Form of Irrevocable Undertaking executed by certain shareholders of Sedgwick.

           (3) Form of Conditional Share Purchase Agreement between Marsh & McLennan Companies, Inc. and certain shareholders of Sedgwick

           (4) Letter Agreement between Sedgwick and Marsh & McLennan, dated August 25, 1998.

      (d)  Not applicable.

      (e)  Not applicable.

      (f) The Offer to Purchase, dated September 4, 1998, the Form of Letter of Transmittal and the Form of Acceptance, Authority and Election Relating to the Offer, which are incorporated herein by reference.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                             MARSH & McLENNAN COMPANIES, INC.



                             By: /s/ Gregory F. Van Gundy
                                 ------------------------------------
                                 Name:  Gregory F. Van Gundy
                                 Title: General Counsel and Secretary


Dated:  September 4, 1998

                                 EXHIBIT INDEX

      (a)  (1)   Offer to Purchase dated September 4, 1998.

           (2)   Form of Letter of Transmittal.

           (3)   Forms of Acceptance, Authority and Election Relating to the
                 Offer.

           (4)   Form of Notice of Guaranteed Delivery.

           (5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees from J.P. Morgan and DLJ.

           (6) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

           (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

           (8) Text of press announcement issued by Marsh & McLennan and Sedgwick, dated August 25, 1998.

           (9)   Text of press release of Marsh & McLennan, dated August 25,
                 1998.

           (10) Summary advertisement published in the U.S., dated September 4, 1998.

           (11) Newspaper advertisement published in the U.K., dated September 4, 1998.

      (b) Credit Agreement, dated as of August 24, 1998, among Marsh & McLennan Companies Inc., the Lenders Party Thereto, and Morgan Guaranty Trust Company of New York, as Administrative Agent.

      (c)  (1)   Form of Irrevocable Undertaking executed by certain directors of Sedgwick.

           (2) Form of Irrevocable Undertaking executed by certain shareholders of Sedgwick.

           (3) Form of Conditional Share Purchase Agreement between Marsh & McLennan Companies, Inc. and certain shareholders of Sedgwick

           (4) Letter Agreement between Sedgwick and Marsh & McLennan, dated August 25, 1998.

      (d)  Not applicable.

      (e)  Not applicable.

      (f) The Offer to Purchase, dated September 4, 1998, the Form of Letter of Transmittal and the Form of Acceptance, Authority and Election Relating to the Offer, which are incorporated herein by reference.